

Mail Stop 3561

November 21, 2017

Via E-mail
Daniel Kunz
Chief Executive Officer
Gold Torrent (Canada) Inc.
960 Broadway Avenue, Suite 530
Boise, Idaho 83706

>   **Re: Gold Torrent (Canada) Inc.**
>   **Registration Statement on Form S-4**
>   **Filed October 25, 2017**
>   **File No. 333-221123**
>
>   **Gold Torrent, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2017**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2017**
>   **File No. 000-53872**

Dear Mr. Kunz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Facing Page

1.   The facing page indicates that Gold Torrent (Canada) Inc. is the registrant. Please revise the facing page to state that the jurisdiction of incorporation or organization is British Columbia, Canada instead of Nevada, or advise us why the jurisdiction of incorporation or organization should be Nevada.

Cover Page

2. Please disclose the title and amount of securities offered on your cover page. Refer to Item 501(b)(2) of Regulation S-K.

General Information about the Redomicile Transaction and the Annual Meeting, page 3

3. Please disclose the statutory provisions under the Nevada Revised Statutes and under the Business Corporations Act (British Columbia) by which the redomicile transaction will be effected.

Selected Consolidated Historical Financial Data of Gold Torrent, page 30

4. Please revise to present historical book value per share for each period presented. Refer to Item 3(f)(1) of Form S-4.

5. In the Form 10-Q for the quarter ended June 30, 2017, you have disclosed net loss attributable to non-controlling interest and net loss attributable to stockholders of the Company. Please revise your table to present these line items.

6. You have disclosed the basic and diluted loss per share for the three months ended June 30, 2017 as $(14.68). Please note basic and diluted loss per share should be calculated based on net loss attributable to stockholders of the Company. Please provide your calculation and revise the disclosure herein and in your Form 10-Q for the quarter ended June 30, 2017 as necessary.

Material United States Federal Income Tax Considerations, page 42

7. We note your statement that U.S. Holders should not recognize any gain or loss upon the receipt of common shares in exchange for shares of Gold Torrent US. Please file your tax opinion as an exhibit and identify tax counsel in this section of the filing. Refer to Item 601(b)(8) of Regulation S-K. For guidance, see Staff Legal Bulletin 19, Section III.B and C.

Security Ownership of Management and Certain Beneficial Owners, page 68

8. Please identify the natural persons who have ultimate voting or investment control over the shares held by each of your greater than 5% beneficial owners.

9. We note that the company´s shareholders that beneficially own greater than 5% of the outstanding common stock, including your Chief Executive Officer who initially reported beneficial ownership of 29.82% in a Schedule 13D filed on October 9, 2013, appear not to have filed the seemingly required beneficial ownership reports and/or amendments thereto on Schedule 13D or 13G pursuant to Sections 13(d) and/or 13(g) of the Exchange

Act of 1934. Please advise. Include in your response the extent the company is in contact with the greater than 5% beneficial owners listed on page 69 and how the company verified the beneficial ownership information reported.

Indemnification of Officers, Directors, Employees and Other Persons, page 81

10.   Please disclose whether Gold Torrent Canada will indemnify directors, officers, or controlling persons for liabilities under the federal securities laws. If so, please disclose the Commission's position on indemnification for liabilities arising under the Securities Act of 1933.

Where You Can Find More Information, page 98

11.   It appears that you are not S-3 eligible and, therefore, ineligible to incorporate by reference certain information that Form S-4 requires. Refer to General Instruction B.1 of Form S-4. Please provide the disclosure required by Item 14 of Form S-4.

Form 10-K for the Fiscal Year Ended March 31, 2017

Cover Page

12.   Please disclose the market value of your public float as of the last business day of your second fiscal quarter. Refer to the requirement on the cover page of Form 10-K.

Item 2. Properties page 6

13.   Please disclose the information regarding your land and mineral rights for each of your material properties pursuant to paragraph (b) (2) of Industry Guide 7. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location including details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

- The conditions that must be met to retain your rights, claims or leases, including the quantification and timing of all necessary payments.

- The area of your claims, either in hectares or in acres.

14.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- A map showing the location and access to your property.

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property, including past, current, and future exploration work.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

15.   Please discuss the material exploration and extraction permits required to perform work on your property including the status and timing of obtaining such permits.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 21

16.   Please provide the disclosure required by Item 404(d) of Regulation S-K. For example, we note the related party transactions described on pages F-10 and F-11. Also include the related agreements in your exhibit index, as applicable. Refer to Item 601(b)(10)(ii)(A) and (iii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 20

17.   You have recorded no development costs for the period and state that such costs have been deferred. You also recorded $2,441,829 of mine and mill assets during the three months ended September 30, 2017. Please clarify if you are capitalizing development costs and, if so, provide us with an analysis supporting your accounting treatment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Myra Moosariparambil at (202) 551-3796 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        /s/ Brigitte Lippmann (for)

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Andrew J. Bond
        Davis Wright Tremaine LLP